787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 20, 2023

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Bond Fund, Inc.

BlackRock Sustainable Total Return Fund

Post-Effective Amendment No. 73 under the Securities Act of 1933 and Amendment No. 69 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 002-62329 and 811-02857)

Dear Ms. O’Neal:

On behalf of BlackRock Bond Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on January 4, 2023 regarding Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 69 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on November 17, 2022, with respect to BlackRock Sustainable Total Return Fund (the “Fund”), a series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

January 20, 2023

Comment No. 1:	Please add disclosure indicating whether the Fund’s investment objective of realizing a total return that exceeds that of the Bloomberg U.S. Aggregate Bond Index is measured before or after fees and expenses.

Response No. 1:	The Registrant will add the following sentence to the section of the Fund’s Prospectuses entitled “Details About the Fund – How the Fund Invests – Investment Objective” and the section of the Fund’s Statement of Additional Information entitled “Investment Objective and Policies”: The Fund seeks to realize a total return that exceeds that of the Bloomberg U.S. Aggregate Bond Index before the fees and expenses of the Fund.

Comment No. 2:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Total Return Fund – Fees and Expenses of the Fund,” please finalize the bracketed footnotes relating to other expenses being based on estimated amounts for the current fiscal year.

Response No. 2:	The aforementioned footnotes will be finalized in the Amendment.

Comment No. 3:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Total Return Fund – Fees and Expenses of the Fund,” please provide a more detailed description of the “certain other Fund expenses” that are excluded from the Fund’s contractual fee waivers and/or expense reimbursements discussed in the applicable footnote to the fee tables.

Response No. 3:	The Registrant respectfully declines to add the requested disclosure and notes that the disclosure provided in response to Item 10 of Form N-1A in the section of the Fund’s Prospectuses entitled “Management of the Fund – BlackRock” includes additional detail regarding the “certain other Fund expenses” and other types of expenses excluded from the Fund’s contractual fee waivers and/or expense reimbursements.

Comment No. 4:	Please confirm there will be no reimbursement of fees waived pursuant to the waivers described in the footnotes to the fee tables in the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Total Return Fund – Fees and Expenses of the Fund.”

Response No. 4:	The Registrant notes that, as disclosed in the aforementioned footnotes to the Fund’s fee tables, the contractual waivers and reimbursements disclosed in the fee tables are subject to recoupment by the investment adviser in the two years following such waivers, and such arrangement will terminate on October 19, 2028.

January 20, 2023

Comment No. 5:	In the subsection entitled “Fund Overview – Key Facts About BlackRock Sustainable Total Return Fund – Principal Investment Strategies of the Fund,” the Prospectuses state that the Fund may invest “up to 25% of its total assets in the Subsidiary.” It also states that the Fund, “[u]nder normal circumstances, invests at least 80% of its assets in bonds.” In light of Rule 35d-1 of the 1940 Act, please provide disclosure in the Prospectuses that the Subsidiary’s investments will be included, along with the Fund’s own investments, in reaching the requirement under Rule 35d-1 that at least 80% of the value of the Fund’s assets be in the particular type of investment that is suggested by the Fund’s name.

Response No. 5:	The Registrant respectfully notes that the Fund’s policy to invest at least 80% of its assets in bonds is not a policy adopted under Rule 35d-1, given that “bond” is not in the Fund’s name. However, the Registrant confirms that the Fund looks through to the assets held in the Subsidiary for purposes of calculating compliance with its 80% policy as well as other investment policies. The Registrant notes that this is addressed by the following disclosure in the Prospectuses under “Details About the Fund – Principal Investment Strategies” (emphasis added): “The Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. The Fund will limit its investments in the Subsidiary to 25% of its total assets. The Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. As a result, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. . . The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis.”

Comment No. 6:	In light of the Fund’s additional investment limitation of “investing up to 25% of its total assets in the Subsidiary,” please confirm that the investment percentage limits disclosed under the Fund’s principal investment strategies are correct.

Response No. 6:	The Registrant confirms that the Fund looks through to the assets held in the Subsidiary for purposes of compliance with its principal investment strategies. Please also refer to Response No. 5 above.

Comment No. 7:	In the subsection entitled “Details About the Fund – How the Fund Invests – Investment Process,” with respect to romanettes (i), (ii) and (iii) of the last paragraph of this section, please provide more detail on the considerations the Fund takes into account when calculating and determining (i) the aggregate ESG assessment in relation to the Benchmark; (ii) the aggregate carbon emissions assessment in relation to the Benchmark; and (iii) the issuers that BlackRock believes are better positioned to capture climate opportunities relative to issuers in the Benchmark.

January 20, 2023

Response No. 7:	The Registrant respectfully declines to add the requested disclosure and notes that the Fund relies on proprietary research as well as third-party ratings agencies when making the above-referenced assessments, as disclosed in the Prospectuses under “Fund Overview – Key Facts About BlackRock Sustainable Total Return Fund – Principal Investment Strategies of the Fund,” and under “Details About the Fund – How the Fund Invests – Investment Process”:

“BlackRock utilizes a proprietary sustainability scoring system, fundamental sector research and third-party ESG data in constructing the Fund’s portfolio.”

“Fund management makes such assessments based on BlackRock’s ESG research, which includes due diligence of ESG risks and opportunities facing an issuer, as well as third-party ESG ratings.”

Comment No. 8:	Please confirm that the Subsidiary and its board of directors will agree to inspection by the Staff of the books and records of the Subsidiary, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response No. 8:	The Registrant confirms that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Comment No. 9:	Please confirm that the Subsidiary and its board of directors will agree to designate, or already have designated, an agent for service of process in the United States.

Response No. 9:	The Registrant confirms that the Subsidiary and its board of directors have designated an agent for service of process in the United States.

Comment No. 10:	Please confirm that the Subsidiary’s management fees (including any performance fee) and the Subsidiary’s expenses will be included in the “Other Expenses” line item in the fee table of the Fund’s Prospectuses.

Response No. 10:	As noted in the Prospectuses, BlackRock will not receive separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Fund pays BlackRock based on the Fund’s assets, including the assets invested in the Subsidiary. The Subsidiary’s expenses will be shown as a subcategory of “Other Expenses” in the Fund’s fee table and therefore will be reflected in the “Other Expenses” line item in the fee table.

January 20, 2023

Comment No. 11:	Please disclose that the Fund does not intend to create or acquire primary control of any entity not registered as an investment company under the 1940 Act which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. For purposes of this comment, “primarily controlled” means (1) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the registered fund’s control of the unregistered entity is greater than that of any other person.

Response No. 11:	The Registrant respectfully declines to add the requested disclosure, as it does not reflect a policy adopted by the Fund or required by the 1940 Act and is not relevant to the Fund’s investment strategies described in the Fund’s Prospectuses.

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Please do not hesitate to contact me at (212) 728-8609 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Christine Y. Sun
Christine Y. Sun

cc:	Jessica A. Holly, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP